     THIS IS THE FIRST SERIES SUPPLEMENT dated as of November 20, 2003

BETWEEN:

SHAW COMMUNICATIONS INC., in its capacity as Issuer

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company under the laws of Canada, in its capacity as Indenture Trustee

WHEREAS the Issuer and the Indenture Trustee have entered into a trust indenture dated as of November 12, 2003 (the “Indenture”);

AND WHEREAS pursuant to Section 2.2 of the Indenture, the Issuer may from time to time create and issue one or more new Series of Debt Securities, subject to the satisfaction of certain conditions set forth in the Indenture and in the related Series Supplement;

AND WHEREAS the Principal Terms of any new Series of Debt Securities are to be set forth in a Series Supplement, which supplements the Indenture in relation to such Series;

AND WHEREAS this Series Supplement relates to the Series of Debt Securities to be designated as 7.50% Senior Notes due 2013 (the “First Series Supplement” or this “Series Supplement”, as the case may be) and the Issuer and the Indenture Trustee are entering into this Series Supplement in order to establish the Principal Terms of such Series and to provide for the issuance of such Series.

NOW THEREFORE THIS SERIES SUPPLEMENT WITNESSES and it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	To be Read with Indenture; Governing Law

     This Series Supplement is supplemental to the Indenture, and the Indenture and this Series Supplement shall hereafter be read together and shall have effect, so far as practicable, with respect to the 7.50% Senior Notes due 2013 as if all the provisions of the Indenture and this Series Supplement were contained in one instrument, which instrument shall be governed by and construed in accordance with the laws of the Province of Alberta, and the laws of Canada applicable in such Province. The parties hereto expressly request and require that this document be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s’y rattachent soient rédigés en anglais.

1.2	Definitions

(1)	Subject to Section 1.2(3), all terms defined in the Indenture and used but not defined in this Series Supplement shall have the meanings specified in the Indenture except that for the purpose, and only for the purpose, of this Series Supplement and the Notes:

(a)	The following shall be substituted for the definition of “Cable Television System”:

“Cable Television System” means the business of carrying on a licensed cable distribution undertaking under the Broadcasting Act (Canada).

(b)	The following shall be substituted for the definition of “Capital Lease Obligation”:

“Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with Canadian generally accepted accounting principles and which has a term of at least 36 months. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

(c)	The following shall be substituted for the definition of “Consolidated Net Tangible Assets”:

“Consolidated Net Tangible Assets” means the total amount of assets of any Person on a consolidated basis, after deducting therefrom (i) all current liabilities (excluding any Debt classified as a current liability), (ii) all goodwill, tradenames, trademarks, patents, unamortized debt discounts and financing costs and all other like intangible assets and (iii) appropriate adjustments on account of minority interests of other Persons holding shares of the Subsidiaries of such Person, all as set forth in the most recent balance sheet of such Person and its consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with Canadian generally accepted accounting principles.

(d)	The following shall be substituted for the definition of “Guarantee”:

“Guarantee” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Debt of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or (iii) to maintain working capital, equity capital or other financial statement, condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and “Guaranteed”, “Guaranteeing” and “Guarantor” shall have the meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

(e)	The following shall be substituted for the definition of “Lien”:

“Lien” means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment for security, deposit arrangement, security interest, lien, charge or other security agreement or encumbrance of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

(f)	The following shall be substituted for the definition of “Permitted Liens”:

“Permitted Liens” of any Person at any particular time means:

(i)	Liens existing on the date of the Indenture;

(ii)	any Lien in favour of a governmental entity in connection with the operations of such Person or any Subsidiary of such Person and not in respect of the financing thereof;

(iii)	Liens in favour of such Person or a Wholly-Owned Subsidiary of such Person (but only so long as it is a Wholly-Owned Subsidiary of such Person);

(iv)	Purchase Money Mortgages;

(v)	Liens on property or assets existing at the time of acquisition thereof by such Person, provided that such Liens were not incurred in anticipation of such acquisition;

(vi)	Liens on property or assets of a corporation existing at the time such corporation becomes a Subsidiary of such Person, or is liquidated or merged into, or amalgamated or consolidated with, such Person or Subsidiary of such Person or at the time of the sale, lease or other disposition to such Person or Subsidiary of such Person of all or substantially all of the properties and assets of a corporation;

(vii)	any renewal, refunding or extension of any Lien referred to in the foregoing clauses (i) through (vi), inclusive, provided that the principal amount of indebtedness secured thereby after such renewal, refunding or extension is not increased and the Lien is limited to the property or assets originally subject thereto and any improvements thereon;

(viii)	Liens securing Debt permitted to be incurred under clause (vi) of Section 5.2(c); provided that any such Lien is limited to the property or assets of the Subsidiary incurring or issuing such Debt;

(ix)	Liens securing Non-Recourse Debt the principal amount of which is exchangeable for the securities of or ownership interests in another entity provided that any such Lien extends to or covers only such securities or ownership interests and the proceeds thereof underlying such Non-Recourse Debt; and

(x)	Liens securing indebtedness not secured by Liens referred to in the foregoing clauses (i) through (ix), inclusive, in an aggregate principal amount, together with Attributable Value of any Sale and Leaseback Transactions entered into pursuant to clause (i) of Section 5.2(b) and any Debt or Preferred Stock incurred or issued pursuant to clause (i) of Section 5.2(c), at any one time outstanding not to exceed 15% of Consolidated Net Tangible Assets.

(g)	The following shall be substituted for the definition of “Sale and Leaseback Transaction”:

“Sale and Leaseback Transaction” of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 12 months after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

(2)	In addition, when used in this Series Supplement, the following terms shall have the following meanings:

“Canada Yield Price” means in respect of any redemption of the Notes, a price, as determined by the Independent Investment Banker, equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 365 day year) at the Government of Canada Yield, plus 40 basis points.

“Debt” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested), (v) every Capital Lease Obligation of such Person, (vi) the maximum fixed redemption or repurchase price of Disqualified Stock of such person at the time of determination, (vii) every obligation the payment of which could not be considered as interest in accordance with Canadian generally accepted accounting principles under interest rate or currency protection agreements of such Person and (viii) every obligation of the type referred to in clauses (i) through (vii) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or for which such Person is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise.

“Government of Canada Yield” means, with respect to any Redemption Date, the arithmetic average, as determined by the Independent Investment Banker, of the yield to maturity on the third Business Day preceding the Redemption Date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to maturity of the Notes to be redeemed from such day as quoted at by the Reference Dealers at 5:00 p.m. on such day.

“Independent Investment Banker” means one of the Reference Dealers appointed by the Issuer to act as the “Independent Investment Banker”.

“Non-Recourse Debt” means Debt not owing to the Issuer or a Wholly-Owned Subsidiary thereof (a) for which none of the Issuer or any Subsidiary of the Issuer which owns or operates, directly or indirectly, a Cable Television System, is directly or indirectly liable, unless (i) such liability is expressly subordinated in right of payment to the prior payment of all principal of and interest on the Notes, or (ii) such liability may be satisfied, at the option of the Issuer, by the issuance of Capital Stock which is not Disqualified Stock, and (b) no default with respect to any such Debt would permit the holder of any other Debt of the Issuer or any Subsidiary of the Issuer which owns or operates, directly or indirectly, a Cable Television System to accelerate the maturity of such other Debt.

“Notes” shall have the meaning specified in section 2.1 of this Series Supplement.

“Preferred Stock” of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior to, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person and shall be valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends.

“Purchase Money Mortgage” of any Person means any Lien created upon any property or assets of the Person to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost of any vendor’s privilege or Lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements.

“Reference Dealer” shall mean, each of RBC Dominion Securities Inc. and TD Securities Inc. or their respective successors; provided, however, that if any of them shall cease to be a primary Canadian Government securities dealer in Toronto, Ontario, the Issuer shall substitute therefor another Canadian investment dealer.

(3)	For purposes of interpreting or construing the Principal Terms of the Notes, words or phrases which are defined in the Indenture in capitalized form but which are used (or grammatical variations of which are used) in this Series Supplement without being capitalized shall be interpreted and construed without any reference whatever to the meanings ascribed to the capitalized form thereof by the Indenture.

1.3	Conflict Between Series Supplement and Indenture.

     If any term or provision contained in this Series Supplement shall conflict or be inconsistent with any term or provision of the Indenture, the terms and provisions of this Series Supplement shall govern; provided, however, that the terms and provisions of this Series Supplement may modify or amend the terms of the Indenture solely as applied to the Notes.

1.4	Interpretation Provisions in Indenture.

     This Series Supplement shall, unless the context otherwise requires, be subject to the interpretation provisions contained in Article One of the Indenture.

1.5	Exhibits

     Exhibit A to Series Supplement forms part of this Series Supplement.

ARTICLE 2
DEBT SECURITIES

2.1	Creation and Designation

     The Issuer is hereby authorized to issue under the Indenture a Series of Debt Securities designated “7.50% Senior Notes due 2013” (the “Notes”) having the terms set forth in this Article Two.

2.2	Limitation on Aggregate Principal Amount

     The aggregate principal amount of the Notes that may be issued (except for Notes issued upon registration of transfer of, or in exchange for, or in lieu of, other Notes) shall be initially limited to $350,000,000. The Issuer may, from time to time, without the consent of any existing Holders of the Notes, create and issue additional Notes hereunder having the same terms and conditions as the Notes in all respects, except for the Series Issuance Date, issue price and first payment of interest thereon. Additional Notes so created and issued will be consolidated with and form a single Series with the Notes.

2.3	Currency

     The Notes shall be denominated in, and all principal of, and premium, interest and other amounts on the Notes shall be payable in, Canadian Dollars. Unless expressly provided to the contrary in this Series Supplement, all amounts expressed in this Series Supplement and in each Note in terms of money refer to Canadian Dollars.

2.4	Denominations

     The Notes shall be denominated in integral multiples of $1,000.

2.5	Date and Maturity

     The Series Issuance Date for the Notes shall be November 20, 2003 and the entire principal amount of the Notes shall become due and payable, together with any accrued and unpaid interest on the Notes, on November 20, 2013 (the “Stated Maturity of the Notes”).

2.6	Interest

(1)	Interest shall accrue on the aggregate unpaid principal amount of each Note, together, to the extent permitted by Applicable Law, with interest on overdue interest accruing but not paid on an Interest Payment Date for the Notes, as well after as before default and judgement, from and including the Series Issuance Date for the Notes to but not including the date of the repayment in full of the principal amount of the Notes, at a rate of interest equal to 7.50% per annum. Interest on the Notes shall be payable in arrears on each Interest Payment Date for the Notes and on the Stated Maturity of the Notes.

(2)	Interest on the Notes will be computed on the basis of a year of 365 days.

(3)	The Interest Payment Dates for the Notes shall be May 20 and November 20 in each year beginning May 20, 2004.

(4)	The Regular Interest Record Dates for the Notes shall be May 5 and November 5 in each year.

2.7	Redemption and Purchase

(1)	The Notes may be redeemed, in whole or in part at any time and from time to time, at the election of the Issuer for a Redemption Price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed or (b) the Canada Yield Price. In addition, all accrued and unpaid interest on the outstanding principal amount of each Note called for redemption shall be paid to the Redemption Date.

(2)	In addition, in lieu of redemption as provided in Section 3.2 of the Indenture, the Notes will be subject to redemption, in whole but not in part, at the option of the Issuer at any time, at a Redemption Price equal to 100% of the outstanding principal amount thereof together with accrued and unpaid interest to the date fixed for redemption upon the giving of a notice as described below, if (a) the Issuer determines that (i) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in or amendment to official position of such taxing authority regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Series Issuance Date, the Issuer has or will become obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts or (ii) on or after the Series Issuance Date, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in clause (i) above, whether or not such action was taken or decision was rendered with respect to the Issuer, or any change amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Issuer of legal counsel of recognized standing, will result in an obligation to pay, on the next succeeding Interest Payment Date, Additional Amounts with respect to any Notes and (b) in any such case the Issuer in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Issuer; provided however, that (x) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts and (y) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

(3)	In the event that the Issuer elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph (2), the Issuer shall deliver to the Indenture Trustee a Certificate of the Issuer stating that the Issuer is entitled to redeem the Notes pursuant to their terms.

(4)	Notice of intention to redeem the Notes will be given not more than 60 nor less than 15 days (except for notices given under paragraph (2) which shall be given not less than 30 days) prior to the date fixed for redemption and will specify the date fixed for redemption.

(5)	The Notes will not be subject to redemption at the election of the Holders of the Notes.

2.8	Sinking Fund

     The Notes will not be subject to repurchase or redemption pursuant to any sinking fund.

2.9	Defeasance

     The Notes will be subject to Defeasance and Covenant Defeasance as described in this Series Supplement.

2.10	Form and Certification

(1)	The Notes shall be (a) in registered form only, (b) issued as one or more Global Debt Securities held by, or on behalf of, the Depositary in accordance with Section 2.17 of the Indenture, (c) registered in the name of the Depositary or its nominee as provided for in Section 2.17 of the Indenture, and (d) substantially in the form set forth in Exhibit A to this Series Supplement, subject to any modifications as may be reasonably required from time to time by the Depositary and which are not prejudicial to the beneficial holders of the Notes.

(2)	The form of certification of the Notes by the Indenture Trustee shall be substantially in the form of the Indenture Trustee’s Certificate set forth in Exhibit A to this Series Supplement.

2.11	Identification.

     For the purpose of this Series Supplement and the Notes:

(a)	the Depositary shall be CDS;

(b)	the Registrar, Paying Agent and Transfer Agent shall be the Indenture Trustee; and

(c)	the Place of Payment shall be Calgary, Alberta.

ARTICLE 3
PRINCIPAL TERMS OF THE NOTES

3.1	Purchase for Cancellation

     Subsection 3.4(1) of the Indenture shall be inapplicable to this Series Supplement and the Notes and the following shall be applicable in replacement thereof:

“(i)	Provided an Event of Default is not continuing, the Issuer will have the right to purchase any Notes in the market or by tender or private contract at prices negotiated between the Issuer and willing sellers. Notes so purchased by the Issuer will be cancelled and will not be reissued.”

3.2	Replacement of Negative Covenants in the Indenture

Subsection 5.2 of the Indenture shall be inapplicable to this Series Supplement and the Notes and the following shall be applicable in replacement thereof:

“5.2	Negative Covenants

The Issuer covenants and agrees with the Indenture Trustee for the benefit of the Holders of the Notes that, so long as the Notes are Outstanding and except as otherwise permitted by the prior written consent of the Indenture Trustee:

(a)	Limitation on Liens.

So long as any Notes are Outstanding, the Issuer will not, and will not permit any Subsidiary of the Issuer to, create, incur or assume any Lien securing any indebtedness for borrowed money or interest thereon (or any liability of the Issuer or such Subsidiary under any guarantee or endorsement or other instrument under which the Issuer or such Subsidiary is contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also simultaneously or prior thereto securing, or causing such Subsidiary to secure, indebtedness under the Indenture so that the Notes are secured equally and rateably with or prior to such other indebtedness or liability for so long as such other indebtedness or liability remains secured.

(b)	Limitation on Sale and Leaseback Transactions.

So long as any Notes are Outstanding, the Issuer will not, and will not permit any Subsidiary of the Issuer to, enter into any Sale and Leaseback Transaction unless the Issuer or such Subsidiary receives fair value for the property sold or transferred as determined by the Board of Directors and either (i) the Issuer or such Subsidiary would be entitled to enter into such Sale and Leaseback Transaction pursuant to the provisions of Section 5.2(a) without securing the Notes or (ii) the Issuer or such Subsidiary shall apply, within 180 days of the consummation of such Sale and Leaseback Transaction, an amount equal to the Attributable Value in respect of the leases relating to such Sale and Leaseback Transaction to (a) the redemption, retirement or defeasance of the Notes or other indebtedness of the Issuer or such Subsidiary with a maturity of greater than one year ranking pari passu with the Notes or (b) the purchase of property substantially similar to the property sold or transferred as determined by the Board of Directors.

(c)	Limitation on Debt and Preferred Stock of Subsidiaries.

So long as any Notes are Outstanding, the Issuer will not permit any Subsidiary to create, issue, assume, guarantee, or in any manner become directly or indirectly liable for the payment of, or otherwise incur (collectively, “incur”) any Debt or issue any Preferred Stock except:

(i)	Debt and Preferred Stock in an aggregate amount, together with Debt secured by a Lien pursuant to clause (viii) of the definition of Permitted Liens and the Attributable Value of any Sale and Leaseback Transactions entered into pursuant to clause (i) of Section 5.2(b), not to exceed, as of the date of determination, 15% of the Consolidated Net Tangible Assets of the Issuer, excluding any Debt, and Preferred Stock described in clauses (ii) through (vii), inclusive, below;

(ii)	Debt and Preferred Stock outstanding on the date of the Indenture, as supplemented by the First Series Supplement, after giving effect to the application of the proceeds of the Notes;

(iii)	Debt incurred or Preferred Stock issued to and held by the Issuer or a Wholly-Owned Subsidiary of the Issuer (provided that such Debt or Preferred Stock is at all times held by the Issuer or a Wholly-Owned Subsidiary of the Issuer);

(iv)	Debt incurred or Preferred Stock issued by a Person prior to the time (A) such Person became a Subsidiary of the Issuer, (B) such Person merges into or consolidates or amalgamates with a Subsidiary of the Issuer or (C) another Subsidiary of the Issuer merges into or consolidates or amalgamates with such Person (in a transaction in which such Person becomes a Subsidiary of the Issuer), which Debt or Preferred Stock was not incurred or issued in anticipation of such transaction and was outstanding prior to such transaction;

(v)	Debt or Preferred Stock which is exchanged for, or the proceeds of which are used to refinance or refund, any Debt or Preferred Stock permitted to be outstanding pursuant to clauses (ii) and (iv) of this Section 5.2(c) (or any extension or renewal thereof), in an aggregate principal amount, in the case of Debt, or liquidation preference, in the case of Preferred Stock, not to exceed the principal amount or liquidation preference of the Debt or Preferred Stock, respectively, so exchanged, refinanced or refunded plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt or Preferred Stock so exchanged, refinanced or refunded or the amount of any premium reasonably determined by the Issuer as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the amount of expenses of the Issuer and the Subsidiary incurred in connection with such refinancing;

(vi)	Non-Recourse Debt or Preferred Stock which is either (A) incurred or issued by a non-Wholly-Owned Subsidiary of the Issuer that is itself a public company (or by a Subsidiary of such a Subsidiary), or (B) incurred or issued by a non-Wholly-Owned Subsidiary of the Issuer that does not own or operate, directly or indirectly, a Cable Television System; and

(vii)	Non-Recourse Debt which is exchangeable for the securities of or ownership interests in another entity in satisfaction of the principal amount thereof.”

3.3	Additional Amounts

     Paragraphs (a) through (e) of Section 5.4 of the Indenture shall be inapplicable to this Series Supplement and the Notes and the following shall be applicable in replacement thereof:

“(a)	All payments made by or on behalf of the Issuer under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Taxes”) unless the Issuer is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Issuer is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, the Issuer will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder of Notes after such withholding or deduction (including with respect to Additional Amounts) will not be less than the amount the Holder of Notes would have received if such Taxes had not been withheld or deducted (a similar indemnity is also hereby provided to Holders of Notes that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding); provided, however, that no Additional Amounts will be payable with respect to a payment made to a Holder of Notes (an “Excluded Holder”) in respect of the beneficial owner thereof (i) with which the Issuer does not deal at arm’s length (for purposes of the Income Tax Act (Canada)) at the time of the making of such payment, (ii) which is subject to such Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes or (iii) which is subject to such Taxes by reason of its carrying on business in or being connected in any way with Canada or any province or territory thereof otherwise than by the mere holding of Notes or the receipt of payment thereunder.

(b)	The Issuer will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with Applicable Law. The Issuer will pay all taxes, interest, penalties and other liabilities which arise by virtue of any failure of the Issuer to withhold, deduct and remit to the relevant authority on a timely basis the full amounts required in accordance with Applicable Law. The Issuer will furnish to the Holder of the Notes (other than an Excluded Holder), within 30 days after the date the payment of any Taxes is due pursuant to Applicable Law, certified copies of tax receipts evidencing such payment by the Issuer.

(c)	The Issuer will indemnify and hold harmless each Holder (other than all Excluded Holders) for the amount of (i) any Taxes required to be but not withheld or deducted by the Issuer and levied or imposed and paid by such Holder as a result of payments made under or with respect to the Notes, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes imposed with respect to any reimbursement under clauses (i) or (ii) of this paragraph (c) of this Section 5.4.

(d)	At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer is aware that it will be obligated to pay Additional Amounts with respect to such payment, the Issuer will deliver to the Indenture Trustee a Certificate of the Issuer stating the fact that such Additional Amounts will be payable, the amounts so payable and setting forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date. Whenever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section 5.4 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.”

3.4	Events of Default

     The Events of Default set forth in paragraphs (a) through (f) of Subsection 6.1 of the Indenture shall be inapplicable to this Series Supplement and the Notes and the following shall be applicable in replacement thereof:

“(a)	default in the payment of any interest (including Additional Amounts) on any Note when it becomes due and payable, and continuance of such default for a period of 30 days; or

(b)	default in the payment of the principal of (or premium, if any, on) any Note at its Maturity; or

(c)	default in the performance, or breach, of any covenant or warranty of the Issuer in this Indenture (other than a default in the performance, or breach, of a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in this Section 6.1), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Issuer by the Issuer Trustee or to the Issuer and the

Indenture Trustee by the Holders of at least 25% in principal amount of the Outstanding Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(d)	failure to pay when due, after the expiration of any applicable grace period, any portion of the principal of, or involuntary acceleration of the maturity of, (i) indebtedness for borrowed money of the Issuer, or (ii) indebtedness for borrowed money (other than Non-Recourse Debt permitted by clause (vi) of Section 5.2(c)) of any Subsidiary of the Issuer which is a “major subsidiary” (as such term is defined in National Instrument 55-101 of the Canadian Securities Administrators)), in either case having an aggregate principal amount outstanding in excess of $75 million; or

(e)	the entry of a decree or order by a court having jurisdiction in the premises adjudging the Issuer a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other applicable insolvency law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days; or

(f)	the institution by the Issuer of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other applicable insolvency law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due.”

3.5	Amalgamations

     Article 11 of the Indenture shall be inapplicable to this Series Supplement and the Notes and the following shall be applicable in replacement thereof:

“ARTICLE 11
CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

11.1	Issuer May Consolidate, etc., Only on Certain Terms.

(a)	The Issuer shall not consolidate or amalgamate with or merge into any other corporation or other entity or convey, transfer or lease its properties and assets substantially as an entirety to any other Person, unless:

(i)	the entity formed by such consolidation or amalgamation or into which the Issuer is merged or the Person which shall have acquired or leased all such properties or assets (A) shall be a corporation, partnership, or trust organized and existing under the laws of Canada or any province or territory thereof, or the United States, any state thereof or the District of Columbia, and (B) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Indenture Trustee, in form satisfactory to the Indenture Trustee, the Issuer’s obligations for the due and punctual payment of the principal of (premium, if any) and interest on all Notes and the performance and observance of every covenant and agreement of this Indenture on the part of the Issuer to be performed;

(ii)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(iii)	the Issuer or such Person shall have delivered to the Indenture Trustee a Certificate of the Issuer and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

(b)	If, as a result of any such transaction, any properties or assets of the Issuer or any Subsidiary of the Issuer become subject to a Lien, then, unless such Lien could be created, incurred or assumed pursuant to Section 5.2(a) without equally and ratably securing the Notes, the Issuer, simultaneously with or prior to such transaction, will cause the Notes and its other obligations under this Indenture to be secured equally and ratably with or prior to the indebtedness secured by such Lien for so long as such indebtedness is secured thereby.

11.2	Successor Person Substituted.

     Upon any consolidation or amalgamation by the Issuer with or merger by the Issuer into any other corporation or any conveyance, transfer or lease of the properties and assets of the Issuer substantially as an entirety to any Person in accordance with Section 11.1, the successor Person formed by such consolidation or amalgamation or into which the Issuer is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture with the same effect as if such successor Person had been named as the Issuer herein, and in the event of any such conveyance or transfer, the Issuer (which term shall for this purpose mean the Person named as the “Issuer” in the first paragraph of the Indenture or any successor Person which shall theretofore become such in the manner described in Section 11.1), except in the case of a lease, shall be discharged of all obligations and covenants under this Indenture and the Notes and the coupons and may be dissolved and liquidated.”

3.6	Defeasance

     Article 13 of the Indenture shall be inapplicable to this Series Supplement and the Notes and the following shall be applicable in replacement thereof:

“ARTICLE 13
DEFEASANCE AND COVENANT DEFEASANCE

13.1	Issuer’s Option to Effect Defeasance or Covenant Defeasance.

     The Issuer may, at its option, at any time, with respect to the Notes, elect to have either Section 13.2 or Section 13.3 be applied to all Outstanding Notes of one or more series upon compliance with the conditions set forth below in this Article 13.

13.2	Defeasance and Discharge.

     Upon the Issuer’s exercise under Section 13.1 of the option applicable to this Section 13.2, the Issuer shall be discharged from its obligations with respect to all Outstanding Notes of such one or more series on the date the conditions set forth in Section 13.4 are satisfied (hereinafter, “defeasance”). For this purpose, such defeasance means that the Issuer shall be deemed to have paid and discharged the entire indebtedness represented by the Outstanding Notes, which shall thereafter be deemed to be “Outstanding” only for the purposes of Section 13.5 and the other Sections of this Indenture referred to in (A) and (B) below, and to have satisfied all its other obligations under such Notes and this Indenture insofar as such Notes are concerned (and the Indenture Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of Outstanding Notes to receive, solely from the trust fund described in Section 13.4 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any, on) and interest on such Notes when such payments are due, (B) the Issuer’s obligations with respect to such Notes under Sections 2.5, 2.12, 2.15, 5.1(b) and 5.1(c), (C) the rights, powers, trusts, duties and immunities of the Indenture Trustee hereunder and (D) this Article 13. Subject to compliance with this Article 13, the Issuer may exercise its option under this Section 13.2 notwithstanding the prior exercise of its option under Section 13.3 with respect to the Notes.

13.3	Covenant Defeasance.

     Upon the Issuer’s exercise under Section 13.1 of the option applicable to this Section 13.3, the Issuer shall be released from its obligations under Section 5.1(d), Section 5.2 and Section 11.1 with respect to the Outstanding Notes of such one or more series on and after the date the conditions set forth below are satisfied (hereinafter, “covenant defeasance”), and such Notes shall thereafter be deemed to be not “Outstanding” for the purposes of any direction, waiver, consent or declaration or of Holder Action (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “Outstanding” for all other purposes hereunder. For this purpose, such covenant defeasance means that, with respect to the Outstanding Notes, the Issuer may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.1(c), but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby.

13.4	Conditions to Defeasance or Covenant Defeasance.

     The following shall be the conditions to application of either Section 13.2 or Section 13.3 to the Outstanding Notes of such one or more Series:

(a)	The Issuer shall irrevocably have deposited or caused to be deposited with the Indenture Trustee (or another trustee satisfying the requirements of Section 8.10(3) who shall agree to comply with the provisions of this Article 13 applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Notes, (A) money in an amount, or (B) Canadian Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Indenture Trustee, to pay and discharge, and which shall be applied by the Indenture Trustee (or other qualifying trustee) to pay and discharge, (i) the principal of (and premium, if any, on) and interest on the Outstanding Notes on the Stated Maturity (or Redemption Date, if applicable) of such principal (and premium, if any, on) or installment of interest applicable to the Outstanding Notes on the day on which such payments are due and payable in accordance with the terms of this Indenture and of such Notes and (ii) all amounts due the Indenture Trustee under Section 5.1(h); provided that the Indenture Trustee shall have been irrevocably instructed to apply such money or the proceeds of such Canadian Government Obligations to said payments with respect to the Notes. Before such a deposit, the Issuer may give to the Indenture Trustee, in accordance with Section 3.1 hereof, a notice of its election to redeem all of the Outstanding Notes at a future date in accordance with Article 3 hereof and the relevant provisions of the applicable Series Supplement, which notice shall be irrevocable. Such irrevocable redemption notice, if given, shall be given effect in applying the foregoing. For this purpose, “Canadian Government Obligations” means securities that are (x) direct obligations of the Government of Canada or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of Canada the timely payment of which is unconditionally guaranteed by the Government of Canada, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in the Bank Act (Canada)), as custodian with respect to any such Canadian Government Obligation or a specific payment of principal of or interest on any such Canadian Government Obligation held by such custodian for the account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Canadian Government Obligation or the specific payment of principal of or interest on the Canadian Government Obligation evidenced by such depository receipt.

(b)	No Default or Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit or, insofar as paragraphs (e) and (f) of Section 6.1 hereof are concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(c)	Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Issuer is a party or by which it is bound.

(d)	In the case of an election under Section 13.2, the Issuer shall have delivered to the Indenture Trustee an Opinion of Counsel in the United States stating that (x) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date hereof, there has been a change or classification in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Outstanding Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and that the deposit made under Section 13.4(a) shall not cause the Indenture Trustee or the trust created hereby to the subject to the U.S. Investment Company Act of 1940, as amended.

(e)	In the case of an election under Section 13.3, the Issuer shall have delivered to the Indenture Trustee an Opinion of Counsel in the United States to the effect that the Holders of the Outstanding Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred, and that the deposit made under Section 13.4(a) shall not cause the Indenture Trustee or the trust created hereby to be subject to the U.S. Investment Company Act of 1940, as amended.

(f)	The Issuer shall have delivered to the Indenture Trustee an Opinion of Counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the Holders of the Outstanding Notes will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Outstanding Notes include Holders who are not resident in Canada).

(g)	The Issuer is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada).

(h)	The Issuer shall have delivered to the Indenture Trustee a Certificate of the Issuer and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance under Section 13.2 or the covenant defeasance under Section 13.3 (as the case may be) have been complied with.

13.5	Deposited Money and Canadian Government Obligations to Be Held in Trust; Other Miscellaneous Provisions.

(a)	Subject to the provisions of Section 5.1(c)(v), all money and Canadian Government Obligations (including the proceeds thereof) deposited with the Indenture Trustee (or other qualifying trustee, collectively for purposes of this Section 13.5, the “Trustee”) pursuant to Section 13.4 in respect of Outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal (and premium, if any) and interest, but such money need not be segregated from other funds except to the extent required by law.

(b)	The Issuer shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the Canadian Government Obligations deposited pursuant to Section 13.4 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the Outstanding Notes which are subject to such defeasance or covenant defeasance.

(c)	Anything in this Article 13 to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuer from time to time upon Issuer Request any money or Canadian Government Obligations held by it as provided in Section 13.4 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent defeasance or covenant defeasance, as applicable, in accordance with this Article.

13.6	Reinstatement.

     If the Trustee or any Paying Agent is unable to apply any money in accordance with Section 13.5 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 13.2 or 13.3, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 13.5; provided, however, that if the Issuer makes any payment of principal of (or premium, if any, on) or interest on any Note following the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.”

ARTICLE 4
MISCELLANEOUS PROVISIONS

4.1	Confirmation of Indenture

     The Indenture, as amended and supplemented by this Series Supplement, is in all respects confirmed.

4.2	Acceptance of Trusts

     The Indenture Trustee hereby accepts the trusts in this Series Supplement declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

4.3	Counterparts and Formal Date

     This Series Supplement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth on the first page of this Series Supplement.

     IN WITNESS OF WHICH the Issuer and the Indenture Trustee have caused this Series Supplement to be duly executed by their duly authorized officers as of the date specified on the first page of this Series Supplement.

COMPUTERSHARE TRUST		SHAW COMMUNICATIONS INC.
COMPANY OF CANADA

by:		by:
	Name:		Name:
	Title:		Title:

by:		by:
	Name:		Name:
	Title:		Title:

EXHIBIT A TO FIRST SERIES SUPPLEMENT

[Insert if applicable: Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited (“CDS”) to the Issuer or its agent for registration of transfer, exchange, or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co. or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, CDS & Co., has an interest herein.]

[Insert if applicable: This Note is a Global Debt Security within the meaning of the Indenture hereinafter referred to and is registered in the name of CDS or a nominee of CDS. This Note is exchangeable for Notes registered in the name of a Person other than CDS or its nominee only in the limited circumstances described in the Indenture, and no transfer of this Note (other than a transfer of Note as a whole by CDS to a nominee of CDS or by a nominee of CDS to CDS or another nominee of CDS) may be registered except in limited circumstances.]

[Insert if applicable: Except as otherwise provided in the Indenture, this Note may be transferred, in whole but not in part, only to another nominee of the Depositary for the 7.50% Senior Notes due 2013 or to a successor Depositary or to a nominee of such successor Depositary.]

SHAW COMMUNICATIONS INC.

No. •	$•

CUSIP No. 82028KAJ0

7.50% Senior Notes due 2013

     Shaw Communications Inc. (the “Issuer”) for value received hereby acknowledges itself indebted and promises to pay to the Holder hereof on presentation and surrender of this Note at the office of Computershare Trust Company of Canada (the “Paying Agent”, which term shall include its successors) in Calgary, Alberta (or in such other city or cities as may from time to time be designated by the Issuer), the principal amount of • dollars in lawful money of Canada ($•), and to pay interest on the outstanding principal amount hereof at the same place in like money at the rate of 7.50% per annum, as well after as before maturity, default and judgement, with interest on overdue interest at the same rate as more particularly specified in the Indenture. The interest so payable on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Note is registered at the close of business on the Regular Interest Record Date for such interest which shall be May 5 or November 5 (whether or not a Business Day) next preceding such Interest Payment Date.

     The outstanding principal amount of this Note is payable in one instalment on November 20, 2013. Interest on this Note is payable semi-annually in arrears on May 20 and November 20 in each year beginning May 20, 2004.

     This Note is one of a duly authorized Series of Debt Securities designated as 7.50% Senior Notes due 2013 (the “Notes”) issued under a trust indenture dated as of November 12, 2003 and a Series Supplement dated as of November 20, 2003 (the “Series Supplement”), in each case between the Issuer and Computershare Trust Company of Canada (the “Indenture Trustee”, which term shall include its successors as indenture trustee under such trust indenture) (collectively as further amended the “Indenture”). Reference is hereby made to the Indenture as to the nature and extent of the rights of the Holders of the Debt Securities of this Series, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Note by acceptance hereof assents. All capitalized terms used but not defined herein have the meanings specified in the Indenture.

     Each Debt Security of this Series, including this Note, may be redeemed by the Issuer in whole or in part at any time upon not less than 15 days and not more than 60 days notice to the Holder hereof in accordance with the Indenture at a Redemption Price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed or (b) the Canada Yield Price, together in each case with all accrued and unpaid interest hereon to the Redemption Date. “Canada Yield Price” means in respect of any redemption of the Notes, a price, as determined by the Independent Investment Banker, equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Note (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 365 day year) at the Government of Canada Yield, plus 40 basis points. “Government of Canada Yield means with respect to any Redemption Date, the arithmetic average, as determined by the Independent Investment Banker, of the yield to maturity on the third Business Day preceding the Redemption Date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to maturity of the Notes to be redeemed from such day as quoted at by the Reference Dealers at 5:00 p.m. on such day. In the case of any redemption of less than all of the Notes, the Notes to be redeemed will be selected by the Indenture Trustee on a pro rata basis or by such other method (which may include random selection by computer) as the Indenture Trustee may deem appropriate.

     In addition the Notes will be subject to redemption, in whole but not in part, at any time at the election of the Issuer, at a Redemption Price equal to 100% of the outstanding principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice described below if (a) the Issuer determines that (i) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position of such taxing authority regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Series Issuance Date, the Issuer has or will become obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts or (ii) on or after the Series Issuance Date, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in clause (i) above, whether or not such action was taken or decision was rendered with respect to the Issuer, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Issuer of legal counsel of recognized standing, will result in an obligation to pay, on the next succeeding Interest Payment Date, Additional Amounts with respect to any Notes and (b) in any such case the Issuer in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Issuer; provided however, that (x) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts and (y) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

     The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Corporation with respect to the Notes and (b) certain restrictive covenants and the related Events of Default, upon compliance by the Corporation with certain conditions set forth therein, which provisions apply to this Note.

     The outstanding principal amount of this Note may become or be declared to be due and payable by the Indenture Trustee before maturity in the circumstances set out in Section 6.1 of the Indenture as modified in respect of the Notes by the Series Supplement.

     This Note is transferable only in accordance with the provisions of the Indenture and subject to the last two sentences of this paragraph. No transfer of this Note shall be valid unless made on the Register kept by and at the principal office of the Registrar in Calgary, Alberta, by the Holder hereof or its attorney duly appointed by instrument in writing in form and execution satisfactory to the Registrar upon compliance with such reasonable requirements as the Registrar may prescribe.

     The Indenture contains provisions making binding upon all Holders of the Debt Securities of this Series, or upon the Holders of all Series outstanding under the Indenture, certain Holder Actions taken by the Holders of a specified majority of the Debt Securities of this Series, or of all Series, as the case may be, then outstanding.

     This Note shall not become obligatory for any purpose until certified by the Indenture Trustee.

     IN WITNESS OF WHICH the undersigned has caused this 7.50% Senior Note due 2013 to be signed by its duly authorized officer on November <>, 2003.

SHAW COMMUNICATIONS INC.

by:

name:
title:

INDENTURE TRUSTEE’S CERTIFICATE

     This 7.50% Senior Note due 2013 is one of the 7.50% Senior Notes due 2013 referred to in the Indenture.

COMPUTERSHARE TRUST COMPANY OF CANADA

by:

Authorized Signing Officer

(Form of Registration Panel)

(No writing hereon except by the Indenture Trustee)

Date of	In Whose Name	Authorized Signature
Registration	Registered	of Indenture Trustee

SHAW COMMUNICATIONS INC.

as Issuer

and

COMPUTERSHARE TRUST COMPANY OF CANADA

as Indenture Trustee

FIRST SERIES SUPPLEMENT

Dated as of November 20, 2003

Supplementing the Trust Indenture dated as
of November 12, 2003 between Shaw
Communications Inc., as Issuer and
Computershare Trust Company of Canada, as
Indenture Trustee, and providing for the
issue of 7.50% Senior Notes due 2013 in
the aggregate principal amount of
$350,000,000